Application for Withdrawal of Registration Statement

November 12, 2015

U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.20549

Re: Blue Sky Media Corporation
       Registration Statement on Form S-1
       Filed November 2, 2015
       File No. 333-207741

To Whom It May Concern:

Blue Sky Media Corporation (the “Company”) recently changed its name to Life Clips, Inc. and desires to withdraw its registration statement on Form S-1 which was filed on November 2, 2015.  Subsequent to the filing, the Company determined it was not prepared to go forward with the filing at this time.  Accordingly, the above referenced registration was premature and we request that it be withdrawn.  In connection with this application for withdrawal, please note the following:

1.	We understand the fee paid upon the filing of the registration statement will not be refunded to us;

2.	No securities were sold in connection with the offering; and

3.	The Company may undertake a subsequent private offering in reliance on Section 230.155(c) of the General Rules and Regulations of the Securities Act of 1933.

Very truly yours,

/s/ Robert F. Gruder
Robert F. Gruder
Chief Executive Officer

Life Clips, Inc. 233 S. Sharon Amity Rd. Suite 201 Charlotte, NC 28211 800-292-8991
www.lifeclips.com